BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

August 6, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed on March 26, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 001-14649

Dear Mr. O’Brien, Ms. Rocha, Ms. Jaskot and Ms. Long:

On behalf of our client Trex Company, Inc. (“Trex” or the “Company”), we are providing responses to the Staff’s letter of comments, dated July 6, 2010 (the “Staff Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, Definitive Proxy Statement on Schedule 14A filed on March 26, 2010 and Form 10-Q for the Fiscal Quarter Ended March 31, 2010. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier.

Set forth below are Trex’s responses to the Staff Letter. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K, the Definitive Proxy Statement, and Form 10-Q. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K, the Definitive Proxy Statement, or Form 10-Q, unless the context indicates otherwise.

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

Form 10-K for the Year Ended December 31, 2009

Business, page.1

1.	We note your disclosure in Note 15 to the financial statements that there are “seasonal trends in the demand for Trex.” In future filings, please provide the information required by Item 101(c)(v) of Regulation S-K.

RESPONSE:

The Company agrees that Item 101(c)(v) of Regulation S-K requires the Company to disclose “the extent to which the business of the industry segment is or may be seasonal” and appreciates the Staff’s comment on this matter.

The Company periodically reviews the effects of seasonality with regard to the Company’s business and the business of the industry segment and believes that seasonality could impact the Company’s business and the business of the industry segment but that such impact is not consistent (especially in recent years) because of material changes in overall global macro-economic conditions, particularly in the credit and housing markets, that appear to have affected customer purchasing patterns. For these reasons, the Company’s low and/or high volume periods in recent filing periods have not always corresponded to the same seasons.

In addition, the Company believes its competitors are similarly situated with regard to the analysis of seasonality. On page 5 of its Annual Report on Form 10-K for the fiscal year ending December 31, 2009, the Company lists its five principal competitors, three of which are privately held. Of the remaining competitors, one of them does not report experiencing any seasonal trend in its most recent Annual Report on Form 10-K. The other reports a seasonal trend but only with respect to its traditional treated products not with regard to its competing products. This leads us to conclude that there has been no consistent determination among the Company’s competitors as to the effects of seasonality in the industry.

Although the aforementioned conditions make it difficult to definitively ascertain the full extent of the effects of seasonality on the Company or the Company’s industry, the Company agrees with the SEC that a reasoned analysis of seasonality would be beneficial to investors in the Business section in future Annual Reports on Form 10-K. At times this analysis may simply be that to disclose that “The Company’s net sales, gross profit and income from operations have historically varied from quarter to quarter. Such variations are attributable in part

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

to seasonal trends in the demand for Trex. The Company has historically experienced lower net sales during the fourth quarter because holidays and adverse weather conditions in certain regions reduce the level of home improvement and new construction activity.” In periods where the seasonality appears to be inconsistent with an identifiable trend, the Company will provide greater detail regarding what it believes to be the reasons for the change in impact of seasonality.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

2009 compared to 2008, page 23

2.	You disclose on page 21 that you recorded in September 2009, an impairment charge of $23.3 million related to long-lived assets held at your Olive Branch facility. Please revise your results of operations section of MD&A, in future filings, to discuss the events and circumstances surrounding this charge and the status of this facility, including the remaining carrying value of assets related to this facility and whether or not you anticipate further impairments on the remaining assets.

RESPONSE:

On page 11 of the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009, the Company discloses “Of our net property, plant and equipment at December 31, 2009, approximately $14.2 million is located at our Olive Branch, Mississippi manufacturing facility. In September 2007, we suspended operations at our Olive Branch facility and consolidated all of our manufacturing operations into our Winchester and Fernley sites. In September 2009, we recorded a pre-tax impairment charge of $23.3 million related to the long-lived assets held at the facility.” In future filings, when applicable, the Company will include disclosure in the results of operations section of its Management’s Discussion and Analysis to discuss the events and circumstances surrounding this charge and the status of this facility, including the remaining carrying value of assets related to this facility and whether or not the Company anticipates further impairments on the remaining assets.

3.	You state on page 23 that your gross profit was impacted by inventory adjustments, including a $7.2 million charge in 2009 related to certain finished goods that are no longer saleable which management decided to reclaim. Please tell us and revise your inventory policy note, in future filings, to discuss the reclamation process and how this contributes to a favorable LIFO adjustment.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

RESPONSE:

Scrap materials generated from the Company’s manufacturing process or inventory deemed no longer salable may be ground up and reintroduced into the manufacturing process as “reclaimed” material. The Company’s reclaim inventory is held in a separate LIFO pool from finished goods inventory. During 2009, the Company decided to reclaim for future use in its manufacturing process certain finished goods inventories that were no longer saleable or did not meet quality specifications. When the finished goods inventory was reclaimed, it also moved to the reclaim LIFO pool from the finished goods LIFO pool. As a result of reclaiming this inventory, the Company experienced a decrement in the finished goods pool that had the effect of decreasing the LIFO reserve (resulting in a liquidation benefit) related to finished goods (as there is less on hand inventory related to the finished goods pool). The cost recorded for reclaimed inventory material is the raw material cost. Conversion costs are not included in the cost of reclaimed material. In future filings, the Company will disclose the nature of and accounting for reclaimed inventory in the inventory policy note.

Liquidity and Capital Resources, page 25

4.	We note your discussion on pages 3 and F-8 that sales to two of your distributors exceeded 10% of gross sales and four customers account balances exceeded 10% of total accounts receivable at December 31, 2009. Please revise future filings, to provide a discussion within Liquidity to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on you. Refer to Financial Reporting Codification 501.03.a.

RESPONSE:

We understand Financial Reporting Codification 501.01.a. to require an “evaluation of ‘amounts and certainty of cash flows.’” The purpose of such an evaluation is to provide “investors… information relevant to an assessment of the financial condition and results of operations” of the Company. Instruction 2 to Item 303(a) of Regulation S-K. The Company also agrees that a highly concentrated number of buyers potentially decreases the certainty of cash flows and, if such was the case, would require disclosure.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

The Company recognizes that in different industries and even between different companies within the same industry, distributors may have various levels of influence in the process between the manufacturer and end-user consumer. The Company believes that the Company’s end-user consumers and contractors who purchase and use the Company’s products ultimately have influence over the Company’s cash flows, not the distributors. Historically, the Company has experienced little difficulty in finding and/or replacing distributors and has changed distributors in the past with little or no disruption to operations or liquidity. The Company further believes that in the event that it needed to change a distributor that accounted for more than 10% of sales in the foreseeable future, the Company would not experience any material effects on liquidity. It is theoretically possible, although unlikely at the present time, that the loss of a distributor accounting for more than 10% of sales could have an effect on the Company’s liquidity.

As a result, the Company proposes in future filings to include the aforementioned analysis regarding distributors and to evaluate its distribution network on a quarterly basis. To the extent that any change in any distributor appears likely to have an adverse effect on operations or liquidity (most likely as a result of a distributor’s ability to assert substantially more control in the process between the Company and the end-user consumer), the Company will disclose within the Liquidity section the effects of these changes on liquidity and operations.

5.	Your risk factor disclosure on page 12 discusses how the failure to comply with any covenants in your existing or future financing agreements could result in a default under those agreements and other agreements containing cross-default provisions. Please revise your liquidity section, in future filings, to describe your cross-default provisions and the impact these cross-defaults could have on your results of operations, liquidity and ability to satisfy your obligations.

RESPONSE:

Section IV.D. of SEC Release No. 33-8350 requires companies that are reasonably likely to default on a material covenant to disclose the impact of a breach, including the effects of cross-default provisions and cross-acceleration provisions, on the Company’s financial position and operating performance. At the time of the filing the Annual Report on Form 10-K for the fiscal year ending December 31, 2009, the Company had no indication that a material breach was

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

likely or reasonably likely. If the Company described the impact including the effects of cross-default, an investor might conclude that we are making such disclosure because we believe it is reasonably likely that we are in default on a material covenant and that such disclosure is purposefully being made to comply with Section IV.D. of SEC Release No. 33-8350.

The Company monitors its financial condition and current and anticipated compliance with debt covenants on an ongoing basis. The Company proposes that, in accordance with Section IV.D. of SEC Release No. 33-8350, to the extent a material breach becomes likely or reasonably likely in the future, the Company will include in future filings: (i) steps it is taking to avoid the breach, (ii) steps the Company is taking to take to cure, obtain a waiver of or otherwise address the breach, (iii) the impact or likely impact of the breach on the Company’s financial condition or operating performance, (iv) the availability of alternate sources of funding, and (v) the impact of these matters on the current financial statement presentation.

6.	We note your covenant discussion on page 26. To the extent future non-compliance of any covenant in any of these agreements is reasonably likely, your disclosures should include the actual ratios/amounts for each period in order to compare the actual ratios/amounts to the required ratios/amounts as well as show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. We note your current disclosure discusses that the Company must maintain certain levels of tangible net worth, fixed charge coverage and debt to EBITDA ratios as well as the required amounts/ratios but does not include actual amounts. The above disclosure will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections 1.D and IV.0 of the SEC Interpretive Release No. 33- 8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

RESPONSE:

Question 10 of the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures (“FAQ Question 10”) indicates disclosure of financial covenants should occur when “management believes [a] credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the Company’s financial condition and/or liquidity.” Under such scenarios,

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

FAQ Question 10 states the Company should disclose: “the materiality of the credit agreement and the covenant, the amount or limit required for compliance with the covenant; and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the Company’s financial condition and liquidity.”

The Company respectfully believes that it has followed the guidance provided in FAQ Question 10. The covenants on page 26 are described and defined in the Credit Agreement, dated November 4, 2009, among the Company, the lenders listed therein, Branch Banking and Trust Company and BB&T Capital Markets (the “Credit Agreement”). The Credit Agreement was filed as Exhibit 4.7 to the Company’s November 6, 2009 Current Report on Form 8-K and was incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 by reference. Additionally, the Company discusses the possible effects of non-compliance with the covenants on page 12 of the 10-K; however, in future filings, the Company will move this disclosure to the Management’s Discussion and Analysis section.

We also understand that Section IV.D. of SEC Release No. 33-8350 requires “companies that are, or are reasonably likely to be, in breach of [material covenants] must disclose material information about that breach and analyze the impact on the company if material.” At December 31, 2009, the Company was not, nor was it likely to be in breach of a material covenant. The Company stated on page 26 of its Annual Report on Form 10-K, filed December 31, 2009 that the Company was in compliance with all material covenants. The Company still is in compliance with all material covenants.

The Company will continue to monitor these covenants on an ongoing basis and, to the extent a material breach becomes likely or reasonably likely in the future, the Company will include in future filings: (i) steps it is taking to avoid the breach, (ii) steps the Company is taking to take to cure, obtain a waiver of or otherwise address the breach, (iii) the impact or likely impact of the breach on the Company’s financial condition or operating performance, (iv) the availability of alternate sources of funding, and (v) the impact of these matters on the current financial statement presentation.

7.

Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. For example, you disclose that operating cash flows were impacted by changes in working capital accounts, such as increases in inventory reductions offset by

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

increases in accounts receivable. Your disclosure does not address why accounts receivable increased. In this regard we note that accounts receivables increased 131% in 2009 and 129% in the first quarter 2010. Please tell us and disclose, in future filings, the reasons for the changes in operating assets and liabilities, specifically addressing the significant increases in accounts receivable as this change has had a material impact on your operating cash flows. Given the significant impact that receivables has on your liquidity, your MD&A and liquidity section should explain the reasons for these changes and any variances in the corresponding turnover ratios. Note this disclosure would enhance an investors understanding of your cash flows position and the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

RESPONSE:

We understand that Financial Reporting Release 501.03 and SEC Release No. 33-8350 require companies to provide “analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in their financial statements.” Section I.D. of SEC Release No. 33-8350. With regard to cash flows, Section IV.B.1. provides that disclosure should “focus on the primary drivers of and other material factors necessary to an understanding of the Company’s cash flows.” The Company agrees that discussion of changes in operating assets and liabilities is germane to investor’s understanding of the Company’s cash flows. As noted in response to Question 8 below, the increase in accounts receivable during 2009 of 131% related primarily to sales that occurred late in 2009 and the increase during the first quarter of 2010 of 129% related primarily to the timing of the Company’s sales and the effects of the Early Buy Program. In future filings, the Company will disclose any changes to operating assets and liabilities that have a material impact on our liquidity.

8.	As noted above, your accounts receivable balance increased 131% during 2009 and 129% in the first quarter of 2010. Your accounts receivable is material to earnings, cash flow and liquidity and directly impacts your revolving credit facility borrowing base, which we note you have drawn $28 million down during the first quarter 2010. We further note, in your first quarter 2010 Form 10-Q, that you have provided customers extended payment terms. Tell us your standard payment terms and extended payment terms (e.g. 30, 60, 90 days) and how much of your accounts receivable balances and sales relate to extended payment terms. Tell us how you determined that these fees, with extended payment terms, are fixed and determinable and revenue recognition is appropriate. Also tell us if you are experiencing collectibility problems and how much of the March 31, 2010 accounts receivable balance has been collected to date.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

RESPONSE:

As noted in the Company’s Quarterly Report on Form 10-Q for the first quarter of 2010, the Company offered “extended payment terms” to its customers during certain periods. These terms were offered to substantially all of the Company’s distributors (excluding Lowe’s and Home Depot) as a part of the Company’s Early Buy Program. The Company uses the Early Buy Program at strategic points throughout each fiscal year to encourage sales of new or key products and to enable better production planning.

The Early Buy Programs are a tool used by management to encourage sales and generally offer customers a choice of larger discounts for prompt payment or additional time to pay the gross amount due on an invoice. Due to the nature of the Company’s products, inventory sold under such programs are generally not subject to technological obsolescence. To qualify for the program, customers must commit to purchase certain quantities or products, depending on the terms of the program, and indicate at the time of their order their intention to take the prompt payment discount or additional time to pay. The programs grant no right of return or refund to the customer and typically do not exceed three to four months in payment terms. During periods of the fiscal year in which the Company is not selling product under an early buy program, receivables are generally due in 15 to 40 days from the date of shipment.

As of December 31, 2009 and March 31, 2010 substantially all of the Company’s outstanding accounts receivable to its distribution network (excluding Lowe’s and Home Depot) were related to sales shipped under the Early Buy Program. Given the frequency with which this program is used in the Company’s overall business strategy, the Company considers the Early Buy Program part of its normal business practices.

As the “extended payment terms” referenced above relate to the Early Buy Program and are considered a part of the Company’s normal business practices, the Company does not believe the program or references to extended terms in its filings indicate that fees for the sale of merchandise are not fixed and determinable. In addition, the Company’s sales are supported by invoices documenting the key terms of the arrangement, including the quantities shipped, unit price and fixed amount due. Although the Company concluded that sales made under the early buy program were made under normal terms, the Company recognizes the significance of the Early Buy Program on our accounts receivable balance.

The Company’s accounts receivable balances outstanding at March 31, 2010 were due during the second quarter of 2010. The Company has not experienced any difficulty collecting these balances. Substantially all accounts receivable balances related to the Early Buy Program have been collected.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

Controls and Procedures, page 28

Remediation Efforts Related to Material Weakness in Internal Control Over Financial Reporting, page 29

9.	We note your disclosure that “[o]ther than the matters described in Item 9A under ‘Remediation of Material Weakness in Internal Control Over Financial Reporting,’ during the fourth quarter ended December 31, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.” Please tell us supplementally whether the remediation of material weakness occurred during the fourth quarter ended December 31, 2009. Note that the requirement to disclose changes in internal control over financial reporting only relates to changes in the most recent fiscal quarter. If you would like to disclose changes that took place in other quarters in future filings, please ensure that you clarify when the changes took place.

RESPONSE:

Supplementally, the Company is advising the Staff that the remediation of the referenced material weakness occurred during the fourth quarter ended December 31, 2009 upon completion of the Company’s annual tax provision.

In future filings, the Company will disclose remediation which took place in the most recent fiscal quarter or, if before the most recent fiscal quarter, the Company will make clear when the changes took place.

Definitive Proxy Statement

Information About Nominees and Continuing Directors, page 6

10.	In future filings, please discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. We note your disclosures that several directors have “significant financial experience” or “significant business experience.” Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

RESPONSE:

As required by Item 401(e) of Regulation S-K, the “Information About Nominees and Continuing Directors” section found on pages 6 to 9 of the Company’s Definitive Proxy Statement contains disclosure of the particular experiences, qualification, attributes or skills that led the board to conclude that the person should serve as a director for the Company. In future filings, the Company will make it clear that the experiences, qualifications, attributes and skills provided next to each nominee and continuing director were the factors used to determine that the person should serve as a director of the Company.

Regarding Mr. Andrews, the Company will make it clear that Mr. Andrews was nominated by the Nominating and Corporate Governance Committee in 1999 as one of the first outside independent directors of the Company specifically because one of the Company’s primary objectives was to build solid business models and increase shareholder value. Mr. Andrews was chosen primarily because he was a Principal of Kohlberg & Company, a private equity company known for successfully building creative business models and creating long-term shareholder value. Mr. Andres was also chosen due to his extensive experience as a director of a number of public companies.

The Company will clarify that Mr. Brunner was nominated by the Nominating and Corporate Governance Committee in 2003 specifically due to his professional experience as a Certified Public Accountant and his past involvement as Chairman of Johnson Controls, Inc.’s Audit Committee, and the Committee believed he would benefit the Board in serving as Chairman of the Audit Committee.

The Company also will clarify that Mr. Posey was specifically nominated by the Nominating and Corporate Governance Committee in 2009 because the Committee felt it was important to find and include a member with consumer product experience. Mr. Posey was primarily chosen due to his professional experience as a chief executive of a number of consumer product companies, and his experience in sales and marketing of consumer products.

The Company also will specify that in 2007, the Company sought out members with extensive financial experience. Mr. Gratz was nominated by the Nominating and Corporate Governance Committee because he is a Certified Public Accountant, a chief financial officer of another respected public company, and had experience dealing with a wide-range of financial issues that the Committee felt would be beneficial to the Company. Mr. Gratz was also chosen because the Committee believed that Mr. Gratz could potentially serve as Chairman of the Audit Committee in the future.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

Mr. Kaplan was hired by the Company in January 2008 as its President and Chief Executive Officer. The Nominating and Corporate Governance Committee believed that the Board would greatly benefit from someone with extensive manufacturing experience and believed that the chief executive officer should serve on the Board. Therefore, Mr. Kaplan was nominated by the Committee due to his professional experience as a chief executive of a number of manufacturing companies, including leading companies through financial and operational “turnarounds”, which the committee felt was important experience for the Company at the time and due to his role as the chief executive officer of the Company.

Mr. Merlotti was nominated by the Nominating and Corporate Governance Committee in 2006 due to his professional experience as a chief executive of a consumer product company, and his experience in sales and marketing of consumer products.

Ms. Robinson was nominated by the Nominating and Corporate Governance Committee in 2000 as one of the first outside independent directors of the Company due to her professional experience as a President of a consumer products company and her experience with strategic planning and new product introductions.

In future filings, the Company will also more clearly disclose the directorships at public companies and registered investment companies held by each director and nominee during the past five years, as required by Item 401(e) of Regulation S-K.

Board of Directors and Committees of the Board of Directors, page 9

11.	We note your disclosure that in May 2010 your board of directors named Ronald W. Kaplan, your President and Chief Executive Officer, to be Chairman upon the retirement of Andrew U. Ferrari. Because one person is serving as both Chief Executive Officer and Chairman of the board, please disclose what specific role the lead independent director plays in the leadership of the board and why you have determined that your specific leadership structure is appropriate given your specific characteristics or circumstances. Additionally, please disclose the extent of the board’s role in risk oversight, such as how the board administers its oversight function, and the effect that this has on the board’s leadership structure. See Item 407(h) of Regulation S-K.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

RESPONSE:

The Company understands that Item 407(h) of Regulation S-K requires disclosure of whether the Company has combined or separated the chief executive officer and board chair positions and where the positions are combined, disclosure is required whether and why the Company has a “lead independent director” and the specific role the lead independent director plays in the leadership of the Company. At the time of the filing of the Definitive Proxy Statement on March 26, 2010, the Company did not have a combined chief executive officer and board chair position. It wasn’t until May 5, 2010 that Andrew U. Ferrari’s term as Chairman ended and Ronald W. Kaplan assumed the position of Chairman and CEO. The Board Leadership structure was disclosed on page 9 under “Board of Directors and Committees of the Board of Directors – Board Leadership Structure.” This paragraph states that Mr. Ferrari is retiring and that Mr. Kaplan, the current President and CEO, would be assuming the position of Chairman. The Proxy further states, “the board decided that given Mr. Kaplan’s strong leadership since he joined the Company in January 2008, it would be appropriate to appoint Mr. Kaplan as Chairman upon Mr. Ferrari’s retirement in May 2010.” The paragraph then states that the board appointed Mr. Gratz to serve as lead independent director, to serve for a term of two years.” Now that the Company has a combined chief executive officer and board chair position and a lead independent director, future filings will include disclosure as to the specific role the lead independent director plays in the leadership of the Company, which shall include presiding at executive sessions of the independent directors, presiding at Board meetings in the absence of the Chairman, making recommendations and consulting with management with regard to Board meeting agendas, materials and schedules; and serving as a liaison between the independent directors and members of senior management.

In future filings, the Company will also disclose the extent of the Board’s role in risk oversight. Specifically, the Board will report that on a quarterly basis, the Chairman, President and Chief Executive Officer reviews with the Board the major risks facing the Company, including an analysis of the likelihood of certain events and the effect on the Company should these events occur. In preparing this analysis, the Chairman, President and Chief Executive Officer consults with the other executive officers of the Company. At each quarterly meeting, the Board discusses these risks and provides guidance and direction to the Chairman, President and Chief Executive Officer.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

Director Nominations Policy, page 11

12.	We note your disclosure on page 12 stating that you consider diversity in identifying nominees for director. Please describe how you consider diversity in identifying nominees for director, including whether you have a policy with regard to the consideration of diversity in identifying director nominees, and if so, how you assess the effectiveness of this policy. See Item 407(c)(2)(vi) of Regulation S-K.

RESPONSE:

The nominating committee considers diversity in identifying nominees for directors. In defining “diversity”, the committee considers an individual’s background, viewpoint, professional experience, education and skill, race, gender and/or national origin. The Company does not have a written policy with regard to the consideration of diversity in identifying director nominees.

Compensation Discussion and Analysis, page 17

Annual Incentive Plan Compensation, page 21

Long-Term Compensation, page 22

13.	We note that both your annual incentive plan compensation and long-term incentive awards are based on pre-established corporate goals. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance objective. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. Please advise.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

RESPONSE:

The Company understands that Item 402(b) of Regulation S-K requires disclosure of all previously established corporate goals, and requires a discussion of how the Company derived actual awards based on achievement or non-achievement of the applicable performance objective, except when disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. The Company does believe that disclosure of its previously established corporate goals, including a discussion of how the Company derived actual awards based on achievement or non-achievement of its performance objectives would result in competitive harm.

The Company’s Definitive Proxy Statement on Schedule 14A filed on March 26, 2010 (“Definitive Proxy Statement”) does describe the performance goals under the annual incentive plan on page 21, stating that the cash bonus is based on the achievement of annual corporate financial goals. For the named executive officers, the cash bonus for the 2009 fiscal year was based 75% on achievement of Trex Company’s planned earnings per share (“EPS”) and 25% on achievement of the Company’s planned free cash flow, for the 2009 fiscal year. The Definitive Proxy Statement further discloses that both the EPS and free cash flow targets for 2009 were set at a level that represented reasonable targets given macroeconomic conditions affecting the economy in general, and homebuilding and home remodeling in particular. Minimum thresholds for payment under both the EPS and cash flow elements of the cash bonus plan for 2009 were 50% of the respective targets, and target awards were expressed as a percentage of the named executive officer’s base salary.

The Company’s Definitive Proxy Statement describes the performance goals under the long-term compensation plan on page 22, stating that SARs and time-based restricted shares are the components of the Company’s long-term incentive compensation. SARs will have value only if Trex Company’s stock price increases above the grant price, and time based-restricted shares will be of greater value if the Company performs well and its stock price increases. The total target long-term incentive award for 2009 was expressed as a percentage of the named executive officer’s base salary, and was 200% for the CEO and 115% to 135% for the other named executive officers, depending on the officer’s grade level. With respect to awards made in 2009, the amount of awards paid to a participant was determined by multiplying the participant’s applicable target award by a performance percentage, which was calculated based on the extent to which the planned Company performance objective for 2008 was achieved. The Proxy further states that the Company performance objective was planned EPS for 2008 and no award would be made unless the Company achieved 50% of its EPS target, and the total award was capped at 100% of target.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

The Proxy further discloses that the compensation committee believes that the approach for the 2009 grants of long-term incentive compensation builds upon its pay-for-performance philosophy and incorporates the growing prevalence in the marketplace of an incentive approach that provides a balance between different long-term incentive vehicles. In 2009, the compensation committee approved changes to the long-term equity incentive program to condition the award of restricted shares in 2010 on the attainment of a certain EPS target for 2009, with the award of SARs not being conditional upon the attainment of any Company performance target. The Company did not disclose the actual EPS target value because doing so would have resulted in the disclosure of confidential trade secrets or confidential commercial or financial information, which would have caused competitive harm to the Company as defined in Instruction 4 to Item 402(b) of Regulation S-K.

The performance metrics of the Company’s planned EPS and free cash flow targets are not disclosed in the Definitive Proxy Statement because the Company believes that disclosure of such targets would result in competitive harm to the Company as defined in Instruction 4 to Item 402(b) of Regulation S-K. The Company believes that competitive harm would result from disclosure of both past performance metrics and future performance metrics. Disclosing such would also result in the disclosure of confidential trade secrets or confidential commercial or financial information, which would result in competitive harm to the Company. Instruction 4 to Item 402(b) states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2 (17 CFR 240.24b-2), each of which incorporates the criteria for nondisclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder (“FOIA”).

The criteria for nondisclosure when relying upon FOIA Exemption 4 includes a three-part test which balances private and public interests. Exemption 4 shields from disclosure (1) trade secrets and commercial or financial information; (2) obtained from a person; and (3) that are privileged or confidential.1

[1]	Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (U.S.App.D.C. 1992).

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

According to the Uniform Trade Secrets Act Section 1(4), trade secrets consist of information that (1) derives independent economic value, actual or potential, from not being generally know or readily ascertainable by others who can obtain economic value from its disclosure or use, and (2) is the subject of reasonable efforts, under the circumstances, to maintain its secrecy.

The Company’s EPS and free cash flow targets are not disclosed because they are derived from confidential internal business plans that are determined on an annual or multi-year basis by management and approved by the Board of Directors These plans are highly confidential, contain sensitive financial and commercial information, represent the internal thoughts and aspirations of the Company, and constitute trade secrets. This information is kept confidential even within the Company; only a select group of individuals have access to these plans. Disclosure of the Company’s confidential internal business plans and its projected performance goals set from these plans may provide competitors with confidential information regarding the Company’s strategies and future plans, including without limitation:

•	investment strategies and priorities;

•	marketing strategies;

•	product offerings and future geographic areas of emphasis; and

•	the Company’s views of its position in the market in comparison to its competitors.

Disclosing EPS and free cash flow targets will provide the Company’s competitors with competitive information on the Company’s sales plans, new product introductions, raw material cost structure, manufacturing overhead and costs, and selling, general and administrative expenses. For example, if and when the Company has a multi-year plan to increase its market share by discounting prices on its products, the Company would be at a competitive disadvantage if it disclosed this information to its competitors. To increase market share, the Company would most likely have to reduce prices, increase marketing costs and otherwise increase manufacturing overhead. Competitors having this foreknowledge would most likely be able to negate some or all of these efforts.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

While this analysis is most clear from disclosure of future targets, it effects past disclosure of targets as well. While the actual target may change from year to year, the emphasis generally does not change over a single year. Disclosure of targets in any given year (including past targets) would therefore still give competitors a good indication of the various elements of the Company’s strategy.

Additionally, if the Company’s competitors could see that the Company was planning to increase its EPS significantly, competitors may be led to reasonably conclude that the Company was going to be raising its prices or take steps to decrease manufacturing costs or otherwise increase its profitability, all of which, if revealed, could result in significant competitive harm to the Company. With this knowledge, competitors might be able to thwart the Company’s efforts by responding with decreases in pricing and/or increases in marketing. As with the previous example, attempts to increase EPS significantly would most likely be a multi-year undertaking. While the actual targets may change from year to year, the emphasis generally would not over a single year and the disclosure of targets in any given year (including past targets) would therefore give competitors a good indication of the various elements of the Company’s strategy.

The EPS and free cash-flow targets constitute “commercial or financial information” within the meaning of FOIA Exemption 4. EPS and free cash-flow values are clearly “financial” in nature, and case law states that information is “commercial” if it relates to commerce or has been compiled in pursuit of profit.2 The Company’s confidential internal business plans and its projected performance goals set from these plans all relate to commerce and have been compiled in the pursuit of profit.

Case law states that a commercial or financial matter is confidential if disclosure of the information is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974). National Parks also states that as a matter basic to our free enterprise system, private business information should be afforded appropriate protection, at least from competitors. The Company’s major competitors are mostly private companies, where detailed financial information is not disclosed to the public. To require the Company to disclose its EPS and cash-flow targets would provide information to such competitors that would place the Company at a competitive disadvantage.

[2]	Am. Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (2d Cir. 1978) (citing Getman v. NLRB, 450 F.2d 670, 673 (D.C. Cir. 1971)).

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

Instruction 4 to Item 402(b) states that if a registrant determines that disclosure would cause competitive harm in reliance on Instruction 4, the registrant then must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors. In future filings, the Company will provide disclosure of how difficult it will be to attain the performance goals.

For the aforementioned reasons, the Company believes that disclosure of previously established corporate goals and future goals upon which the annual incentive plan and long-term incentive awards are based would result in competitive harm. Therefore, the Company proposes, in accordance with Instruction 4 to Item 402(b) of Regulation S-K and the published Staff guidance set forth in the Staff’s Compliance and Disclosure Interpretation (“C&DI”) No. 118.04 issued July 3, 2008), to omit targets involving confidential trade secrets or confidential commercial or financial information when disclosure is not material in the context of the Company’s executive compensation policies or decisions, or disclosure of such information would result in competitive harm to the Company.

14.	Please elaborate on how incentive and long-term compensation amounts are determined when the performance measures upon which they are based are more or less than the targets. We note your disclosure that because the targets were exceeded in 2009, the cash bonuses were paid at a blended rate of 144% of target, and that long-term incentive awards were made at 100% of target. However, it is not clear how you arrived at these percentages.

RESPONSE:

As stated above, for the named executive officers, the cash bonus for the 2009 fiscal year was based 75% on achievement of Trex Company’s planned EPS and 25% on achievement of the Company’s planned free cash flow, for the 2009 fiscal year. With respect to the EPS target, the Company achieved 125% of target. With respect to the free cash flow target, the Company achieved 200% of target. The mathematical calculation used to arrive at 144% is (75% x 125%) plus (25% x 200%), which equals 143.75%, which was rounded to 144%.

15.	Please disclose the reason(s) for selecting EPS and free cash flow as the performance metrics for annual incentive plan compensation, and EPS as the performance metric for long-term incentive awards. See Item 402(b)(2)(v)-(vi) of Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

RESPONSE:

Item 402(b)(2)(v)-(vi) of Regulation S-K requires disclosure of “[w]hat specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions; [and how] specific forms of compensation are structured and implemented to reflect these items of the registrant’s performance.” On page 21 of the Definitive Proxy Statement filed March 3, 2006, the Company discloses the Annual Incentive Plan Compensation will be based on free cash flow and earnings per share. On the following page, the Company discloses that Long-Term Compensation amounts will be based on earnings per share. The Company further states on page 21 that the Company chooses to base awards on free cash flow and earnings per share because these metrics are “strongly related to the creation of total stockholder value.”

Long-Term Compensation, page 22

16.

We note your disclosure that the “compensation committee retains discretion to adjust the target percentage award.” Please disclose whether the compensation committee made any discretionary adjustments to a named executive officer’s target percentage award and, if so, the factors considered in making this discretionary• adjustment. See Item 402(b)(2)(v)-(vi) of Regulation S-K.

RESPONSE:

The compensation committee did not make any discretionary adjustments to a named executive’s target percentage award, and has not done so for any of the executive officers in any of the years reflected in the Summary Compensation Table.

17.	We note that in 2009 the compensation committee approved changes to the long-term equity incentive program so that the award of SARs is no longer conditioned upon the attainment of any company performance target. Please describe the factors considered in making this adjustment, including how this decision fits into your overall compensation objectives and affects decisions regarding your other elements of compensation, and what factors are now considered in awarding SARs. See Item 402(b)(1)(v)-(vi) of Regulation S-K.

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

August 6, 2010

RESPONSE:

The Compensation Committee reassessed the nature of SARs, and decided that SARs are “performance based” by definition. In other words, when SARs are granted, the strike price is the market price on the date of the grant. If the Company does not perform satisfactorily over the period of the SARs, which is 10 years, the SARs will not obtain any value. The Committee felt that if it conditioned the grant of SARs on the achievement of a certain EPS target, it was effectively making SARs subject to two performance based standards.

Form 10-0 for the Period Ended March 31, 2010

Exhibits 31.1 and 31.2 — Section 302 Certifications

18.	We note that you have replaced the word “report” with “quarterly report” in paragraph 2 of the certifications. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please also comply with this comment in all future quarterly reports.

RESPONSE:

We recognize the certifications required by Rule 13a-14(a)/15d-14(a) are to be included exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In future filings, the Company will use the word “report” and not “quarterly report” in paragraph 2 of the certifications.

We appreciate your assistance in review of Trex’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Sincerely,

WOODS ROGERS PLC

/s/ Brian M. Brown

Brian M. Brown

BMB:mwl

cc:	James E. Cline, Vice President and Chief Financial Officer
William R. Gupp, Chief Administrative Officer, General Counsel and Secretary

[Trex Company, Inc. letterhead]

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Melissa N. Rocha, Staff Accountant

Ms. Erin Jaskot, Esq.

Ms. Pam Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Response dated August 6, 2010 to SEC Comment Letter dated July 6, 2010 regarding Form 10-K for the Fiscal Year Ended December 31, 2009; Definitive Proxy Statement on Schedule 14A filed on March 26, 2010; Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (the “Filing”) File No. 001-14649

Dear Mr. O’Brien, Ms. Rocha, Ms. Jaskot and Ms. Long:

Trex Company, Inc. (“Trex” or the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•

United States Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (540) 542-6300.

Sincerely,

/s/ William R. Gupp
William R. Gupp
Chief Administrative Officer, General Counsel and Secretary